Amended and restated pricing supplement no. 476-A†
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 26-II dated June 22, 2012

Registration Statement No. 333-177923
Dated June 22, 2012
Rule 424(b)(8)

JPMorgan Chase & Co.

Structured Investments

$1,500,000
Return Notes Linked to the JPMorgan ETF Efficiente 5 PR Index, with Variable Coupons Based on the Relative Performance of the JPMorgan ETF Efficiente 5 PR Index and the JPMorgan ETF Efficiente 5 TR Index due June 23, 2014

General

- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 23, 2014
- The notes are designed for investors who seek exposure to the JPMorgan ETF Efficiente 5 PR Index and variable coupons based on the relative performance of the JPMorgan ETF Efficiente 5 PR Index and the JPMorgan ETF Efficiente 5 TR Index. The notes may be appropriate for investors requiring asset and investment strategy diversification. Investors should be willing to lose some or all of their initial investment if (a) the level of the PR Index decreases between the pricing date and the Final Valuation Date, and any Coupon Payments are not sufficient to offset the negative effects of (i) the decrease in the level of the PR Index, (ii) the Deduction Amount and (iii) the Stub Dividend Amount or (b) the level of the PR Index increases between the pricing date and the Final Valuation Date, and the increase in the level of the PR Index and any Coupon Payments are not sufficient to offset the negative effects of (i) the Deduction Amount and (ii) the Stub Dividend Amount. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Investing in the notes is not equivalent to investing in the JPMorgan ETF Efficiente 5 PR Index, the JPMorgan ETF Efficiente 5 TR Index, any of the Basket Constituents or any of the assets underlying the Basket Constituents.
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on June 19, 2012 and are expected to settle on or about June 22, 2012.

Key Terms

Indices: The JPMorgan ETF Efficiente 5 PR Index (the "PR Index") and the JPMorgan ETF Efficiente 5 TR Index (the "TR Index"). We refer to the PR Index and the TR Index each as an "Index" and collectively as the "Indices."

Principal Amount: $1,000

Payment at Maturity††: At maturity, in addition to the final Coupon Payment, if any, you will receive a cash payment for each note calculated as follows:

$$\text{Principal Amount} \times (1 + \text{PR Index Return}) - \text{Deduction Amount} - \text{Stub Dividend Amount}$$

where the PR Index Return is determined with respect to the Final Valuation Date. If the amount calculated above is less than zero, the payment at maturity will be $0.

You will lose some or all of your initial investment at maturity if (a) the level of the PR Index decreases between the pricing date and the Final Valuation Date, and any Coupon Payments are not sufficient to offset the negative effects of (i) the decrease in the level of the PR Index, (ii) the Deduction Amount and (iii) the Stub Dividend Amount or (b) the level of the PR Index increases between the pricing date and the Final Valuation Date, and the increase in the level of the PR Index and any Coupon Payments are not sufficient to offset the negative effects of (i) the Deduction Amount and (ii) the Stub Dividend Amount.

Coupon Payments††: With respect to each Coupon Determination Date, the Coupon Payment per note payable on the following Coupon Payment Date will be calculated as follows:

$$\text{Principal Amount} \times (1 + \text{PR Index Return}) \times \text{Monthly Dividend Rate}$$

where the Monthly Dividend Rate is determined with respect to that Coupon Determination Date and the PR Index Return is determined with respect to the immediately preceding Coupon Determination Date, *provided* that, for purposes of the first Coupon Determination Date, the immediately preceding Coupon Determination Date will be deemed to be the Stub Coupon Determination Date.

Deduction Amount: $10.00 per note, which is equal to $1,000 × 1.00%

Stub Dividend Amount: $2.50 per note. The Stub Dividend Amount as set on the pricing date is intended to reflect the value, as of the pricing date, of the notional reinvestment in the TR Index of any dividends on the ETF Constituents with an ex-dividend date from but excluding the Stub Coupon Determination Date to and including the pricing date, *provided* that the Stub Dividend Amount may not be greater than $2.50 per note. We can give no assurance that the first Coupon Payment or the aggregate Coupon Payments you may receive will be sufficient to offset the Stub Dividend Amount. For additional information, see "The Stub Dividend Amount" in Appendix A to this amended and restated pricing supplement.

PR Index Return: With respect to the PR Index with respect to any relevant day:

$$\frac{\text{Index closing level on that day} - \text{Initial PR Index Level}}{\text{Initial PR Index Level}}$$

For the avoidance of doubt, the PR Index Return with respect to the Stub Coupon Determination Date will be calculated as follows:

$$\frac{\text{Index closing level on the Stub Coupon Determination Date} - \text{Initial PR Index Level}}{\text{Initial PR Index Level}}$$

Initial PR Index Level: With respect to the PR Index, the Index closing level on the pricing date, which was 108.32.

Coupon Determination Dates: The Coupon Determination Dates are (a) each Re-Weighting Date* occurring from but excluding the pricing date to but excluding the Final Valuation Date and (b) the Final Valuation Date**

Stub Coupon Determination Date: The Stub Coupon Determination Date is the Re-Weighting Date immediately preceding the pricing date, which is June 1, 2012

Re-Weighting Dates*: As defined in the rules governing the Indices. Re-Weighting Dates occur once each month, typically near the beginning of the month.

Coupon Payment Dates: The third business day after each Coupon Determination Date, *provided* that the final Coupon Payment Date will be the maturity date

Final Valuation Date**: June 18, 2014

Maturity Date**: June 23, 2014

Other Key Terms: See "Additional Key Terms" on TS-1 of this amended and restated pricing supplement

† This amended and restated pricing supplement no. 476-A amends and restates and supersedes the pricing supplement no. 476 related hereto dated June 19, 2012 to product supplement no. 26-I in its entirety (the pricing supplement no. 476 is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000095010312003198/crt-dp31249_424b2.pdf).

* Subject to postponement in the event of an index market disruption event as described in the rules governing the Indices. See "The JPMorgan ETF Efficiente 5 PR Index and the JPMorgan ETF Efficiente 5 TR Index — Determining the Weights for the Basket Constituents" and "The JPMorgan ETF Efficiente 5 PR Index and the JPMorgan ETF Efficiente 5 TR Index — Index Market Disruption Events" in the accompanying product supplement no. 26-II.

** Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of the Final Valuation Date" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 26-II.

†† Subject to the impact of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 26-II. In the event of a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent as the final payment on the notes. Under these circumstances, no further Coupon Payments will be made. Please see "Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" for additional information.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 26-II and "Selected Risk Considerations" beginning on page PS-5 of this amended and restated pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$16	$984
Total	$1,500,000	$24,000	$1,476,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $16.00 per note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-134 of the accompanying product supplement no. 26-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

June 22, 2012

Recent Developments

On June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011 and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this amended and restated pricing supplement for further discussion.

These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this amended and restated pricing supplement for further discussion.

Additional Terms Specific to the Notes

You should read this amended and restated pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 26-II dated June 22, 2012. **This amended and restated pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 15, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated pricing supplement amends and restates and supersedes the pricing supplement no. 476 related hereto dated June 19, 2012 to product supplement no. 26-I in its entirety. You should rely only on the information contained in this amended and restated pricing supplement and in the documents listed below in making your decision to invest in the notes.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 26-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 26-II dated June 22, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000095010312003206/dp31264_424b2-26ii.htm

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

We may create and issue additional notes with the same terms as these notes, so that any additional notes will be considered part of the same tranche as these notes.

Supplemental Information about the Index

The level of each Index on any Index Business Day reflects the sum of the weighted returns of the Basket Constituents over the period between the immediately preceding Re-weighting Date and that Index Business Day, *minus* the portion of the Fee that has accrued over the same period. For purposes of this offering, PR_Return$_{k,t}$ and TR_Return$_{k,t}$, which represent those sums of the weighted returns of the Basket Components in the calculation of the levels of the PR Index and the TR Index, respectively, will be determined using the following formulas:

$$\text{PR\_Return}_{k,t} = \left(\sum_{i=1}^{13} \frac{P_{k,t}^i}{P_k^i} \times W_k^i \right) \qquad \text{TR\_Return}_{k,t} = \left(\sum_{i=1}^{13} \frac{S_{k,t}^i}{S_k^i} \times W_k^i \right)$$

All terms used in this "Supplemental Information about the Index" that are not defined in this amended and restated pricing supplement are as defined in the accompanying product supplement.

Additional Key Terms

Monthly Dividend Rate: With respect to each monthly Coupon Determination Date:

(a) the Monthly Index Return of the TR Index with respect to that Coupon Determination Date *minus*

(b) the Monthly Index Return of the PR Index with respect to that Coupon Determination Date.

Notwithstanding the forgoing, if there are no dividends on the ETF Constituents with an ex-dividend date from but excluding the immediately preceding Coupon Determination Date to and including the current Coupon Determination Date, the Monthly Dividend Rate with respect to the current Coupon Determination Date will be equal to 0%, *provided* that, for purposes of the first Coupon Determination Date, the immediately preceding Coupon Determination Date will be deemed to be the Stub Coupon Determination Date.

Monthly Index Return: With respect to an Index with respect to any monthly Coupon Determination Date:

$$\frac{\text{Index closing level on that Coupon Determination Date} - \text{Index closing level on the immediately preceding Coupon Determination Date}}{\text{Index closing level on the immediately preceding Coupon Determination Date}}$$

provided that, for purposes of the first Coupon Determination Date, the immediately preceding Coupon Determination Date will be deemed to be the Stub Coupon Determination Date

CUSIP: 48125VK66

The JPMorgan ETF Efficiente 5 PR Index and the JPMorgan ETF Efficiente 5 TR Index

The JPMorgan ETF Efficiente 5 PR Index (the "PR Index") and the JPMorgan ETF Efficiente 5 TR Index (the "TR Index") were developed and are maintained and calculated by J.P. Morgan Securities Ltd. ("JPMSL"), one of our affiliates. JPMSL acts as the calculation agent for the Indices (the "index calculation agent"). The PR Index is a notional dynamic basket that tracks the return of a portfolio of 12 exchange-traded funds ("ETFs") (each an "ETF Constituent," and collectively the "ETF Constituents"), without dividends reinvested, and the JPMorgan Cash Index USD 3 Month (the "Cash Constituent") (each a "Basket Constituent," and collectively the "Basket Constituents"), less a fee of 0.50% per annum that accrues daily. The Basket Constituents represent a diverse range of asset classes and geographic regions. The TR Index tracks the same Basket Constituents and employs the same methodology as the PR Index, except that the level of the TR Index reflects the reinvestment of any dividends payable on the ETF Constituents.

The Indices rebalance monthly a synthetic portfolio composed of the Basket Constituents. The Indices are based on the "modern portfolio theory" approach to asset allocation, which suggests how a rational investor should allocate his capital across the available universe of assets to maximize return for a given risk appetite. The Indices use the concept of an "efficient frontier" to define the asset allocation of the Indices. An efficient frontier for a portfolio of assets defines the optimum return of the portfolio for a given amount of risk. The Indices use the volatility of returns of hypothetical portfolios as the measure of risk. This strategy is based on the assumption that the most efficient allocation of assets is one that maximizes returns per unit of risk. The index level of the PR Index is determined by tracking the returns of the synthetic portfolio, but without reinvestment of dividends. The index level of the TR Index is determined by tracking the returns of the synthetic portfolio, including reinvestment of all dividends.

The strategy assigns weights to the Basket Constituents based upon the returns and volatilities of multiple hypothetical portfolios comprising the Basket Constituents measured over the previous six months. Even though the level of the PR Index does not reflect the reinvestment of dividends, the weights of the Basket Constituents selected each month, which are the same for both the PR Index and the TR Index, are determined based in part on the total return performances of the ETF Constituents, which do reflect the reinvestment of dividends. The re-weighting methodology seeks to identify the weight for each Basket Constituent that would have resulted in the hypothetical portfolio with the highest return over the relevant measurement period, subject to an annualized volatility over the same period of 5% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 5% or less is then selected, with the weightings for such portfolio applied to the Basket Constituents. In the event that none of the portfolios has an annualized volatility equal to or less than 5%, this volatility threshold is increased by 1% and this analysis is performed again until a portfolio is selected. The weight of the Cash Constituent at any given time represents the portion of the synthetic portfolio that is not notionally invested in any ETF Constituent at that time.

No assurance can be given that the investment strategy used to construct the Indices will be successful or that the Indices will outperform any alternative basket or strategy that might be constructed from the Basket Constituents. Furthermore, no assurance can be given that either Index will achieve its target volatility of 5%. The actual realized volatility of either Index may be greater or less than 5%.

Each Index is described as a "notional" or synthetic portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Indices merely reference certain assets, the performance of which will be used as a reference point for calculating the levels of the Indices.

The following are the Basket Constituents composing the Indices and the maximum weighting constraints assigned to the relevant sector and asset type to which each belongs:

	Sector Cap	Basket Constituent	Asset Cap
1	Developed Equities	SPDR® S&P 500® ETF Trust	20%
2	50%	iShares® Russell 2000 Index Fund	10%
3		iShares® MSCI EAFE Index Fund	20%
4	Bonds	iShares® Barclays 20+ Year Treasury Bond Fund	20%
5	50%	iShares® iBoxx $ Investment Grade Corporate Bond Fund	20%
6		iShares® iBoxx $ High Yield Corporate Bond Fund	20%
7	Emerging Markets	iShares® MSCI Emerging Markets Index Fund	20%
8	25%	iShares® Emerging Markets Bond Fund	20%
9	Alternative	iShares® Dow Jones Real Estate Index Fund	20%
10	Investments	iShares® S&P GSCI™ Commodity-Indexed Trust	10%
11	25%	SPDR® Gold Trust	10%
12	Inflation Protected Bonds	iShares® Barclays TIPS Bond Fund	50%
13	and Cash 50%	JPMorgan Cash Index USD 3 Month	50%

See "The JPMorgan ETF Efficiente 5 PR Index and the JPMorgan ETF Efficiente 5 TR Index" in the accompanying product supplement no. 26-II for more information about the Indices and the Basket Constituents.

The levels of the PR Index and the TR Index are published each trading day under the Bloomberg ticker symbols "EEJPUS5T" and "EEJPUS5P," respectively.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to obtain an uncapped return at maturity that will reflect the performance of the PR Index, *minus* the Deduction Amount and *minus* the Stub Dividend Amount. The notes are not subject to a predetermined maximum return and, accordingly, any return will be based on the performance of the PR Index, *minus* the Deduction Amount and *minus* the Stub Dividend Amount. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **VARIABLE MONTHLY COUPON PAYMENTS BASED ON THE RELATIVE PERFORMANCE OF THE PR INDEX AND THE TR INDEX** — The notes offer the potential to earn variable monthly Coupon Payments based on the relative performance of the PR Index and the TR Index, as reflected in the Monthly Dividend Rate. Because the TR Index tracks the same Basket Constituents and employs the same methodology as the PR Index, except that the level of the TR Index reflects the reinvestment of any dividends payable on the ETF Constituents, the Monthly Dividend Rate will reflect the additional return, if any, from any reinvested dividends. As of each Coupon Determination Date, the Coupon Payment per note payable on the following Coupon Payment Date will equal (a) the Principal Amount *times* (b) one *plus* the PR Index Return with respect to the immediately preceding Coupon Determination Date *times* (c) the Monthly Dividend Rate with respect to that Coupon Determination Date. If no dividends have been reinvested in the TR Index between two monthly Coupon Determination Dates, no Coupon Payment will be payable on the applicable Coupon Payment Date.

- **RETURNS LINKED TO NOTIONAL DYNAMIC BASKETS THAT TRACK A PORTFOLIO OF TWELVE ETFs AND ONE INDEX, REPRESENTING A DIVERSE RANGE OF ASSETS AND GEOGRAPHIC REGIONS** — The payment at maturity on the notes is linked to the performance of the PR Index; the Coupon Payments, if any, reflect the relative performance of the PR Index and the TR Index. The Indices track the same Basket Constituents and employ the same methodology, except that the level of the TR Index reflects the reinvestment of any dividends payable on the ETF Constituents, and the level of the PR Index does not reflect dividend reinvestment. The Indices track the return of a portfolio of twelve ETFs and the Cash Constituent using an investment strategy that is based on the modern portfolio theory of asset allocation, which suggests how a rational investor should allocate his capital across the available universe of assets to maximize return for a given risk appetite. The Indices use the concept of an "efficient frontier" to define the asset allocation of the Indices. An efficient frontier for a portfolio of assets defines the optimum return of the portfolio for a given amount of risk. The Indices use the volatility of returns of hypothetical portfolios as the measure of risk. This strategy is based on the assumption that the most efficient allocation of assets is one that maximizes returns per unit of risk. See "The JPMorgan ETF Efficiente 5 PR Index and the JPMorgan ETF Efficiente 5 TR Index" in the accompanying product supplement no. 26-II.

- **TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 26-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the discussion of the "constructive ownership" rules below, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than one year, whether or not you are an initial purchaser of notes at the issue price. However, as discussed in the accompanying product supplement, the Internal Revenue Service (the "IRS") or a court may not respect the treatment described above, in which case the timing and character of income on your notes could be materially and adversely affected. Even if the notes are treated as open transactions that are not debt instruments, the notes could be treated as "constructive ownership transactions" within the meaning of Code Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"). Due to the lack of governing authority, our special tax counsel is unable to opine as to whether the constructive ownership rules apply to the notes. If applicable, the constructive ownership rules could recharacterize any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Code Section 1260) as ordinary income, and impose an interest charge as if that income had accrued for tax purposes at a constant yield over the notes' term. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

  The United States federal income tax treatment of the Coupon Payments is uncertain. Insofar as we have reporting responsibilities, we will treat Coupon Payments as ordinary income (in the absence of an administrative determination or judicial ruling to the contrary), and by purchasing the notes you will agree to do the same. We expect that Coupon Payments made to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty, unless that income is effectively connected with the conduct of a trade or business in the United States.

  In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices, any of the Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 26-II dated June 22, 2012.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your initial investment. The amount payable at maturity, if any, will reflect the performance of the PR Index, *minus* the Deduction Amount and *minus* the Stub Dividend Amount. You will lose some or all of your initial investment at maturity if (a) the level of the PR Index decreases between the pricing date and the Final Valuation Date, and any Coupon Payments are not sufficient to offset the negative effects of (i) the decrease in the level of the PR Index, (ii) the Deduction Amount and (iii) the Stub Dividend Amount or (b) the level of the PR Index increases between the pricing date and the Final Valuation Date, and the increase in the level of the PR Index and any Coupon Payments are not sufficient to offset the negative effects of (i) the Deduction Amount and (ii) the Stub Dividend Amount.

- **THE AMOUNT OF ANY COUPON PAYMENT IS UNCERTAIN AND COULD BE ZERO** — You will receive a Coupon Payment on a Coupon Payment Date only if the Monthly Dividend Rate is greater than 0%. If the Monthly Dividend Rate is equal to 0% on each Coupon Determination Date, no Coupon Payment will be paid over the term of the notes.

- **THE LEVEL OF THE INDICES WILL INCLUDE THE DEDUCTION OF A FEE** — One way in which the Indices may differ from a typical index is that each of their levels will include a deduction from the performance of the Basket Constituents of a fee of 0.50% per annum. This fee will be deducted daily from each Index. As a result of the deduction of this fee, the levels of the Indices will trail the value of hypothetical identically constituted synthetic portfolios from which no such fee is deducted.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.

  These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in this amended and restated pricing supplemen]; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

- **YOU SHOULD NOT EXPECT TO BENEFIT ON A NET BASIS FROM THE INCLUSION IN THE FIRST COUPON PAYMENT OF ANY REINVESTED DIVIDENDS WITH AN EX-DIVIDEND DATE BETWEEN THE STUB COUPON DETERMINATION DATE AND THE PRICING DATE —** The first Coupon Payment will reflect the notional reinvestment in the TR Index of any dividends on the ETF Constituents with an ex-dividend date from but excluding the Stub Coupon Determination Date to and including the first Coupon Determination Date, even though the Stub Coupon Determination Date is before the pricing date. Because of the deduction of the Stub Dividend Amount from your payment at maturity, you should not expect to benefit on a net basis from the inclusion in the first Coupon Payment of any reinvested dividends with an ex-dividend date between the Stub Coupon Determination Date and the pricing date.

- **WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS** — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. In addition, the amount due and payable per note upon that early acceleration will be the final payment on the notes, and no further Coupon Payments will be made. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 26-II for more information.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as note calculation agent — the entity that, among other things, determines the amounts of any payments on the notes — and acting as index calculation agent and sponsor of the Indices and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the note calculation agent, index calculation agent, sponsor of the Indices, and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 26-II for additional information about these risks.

In addition, one of our affiliates, JPMS, is the sponsor of one of the Basket Constituents (the Cash Constituent). JPMS is also the sponsor of the JPMorgan EMBI Global Core Index, which is the index underlying the iShares® JPMorgan USD Emerging Markets Bond Fund. JPMS may, as a last resort, if there are no valid prices available for composite instruments included in the JPMorgan EMBI Global Core Index, price such composite instruments by asking JPMS traders to provide a market bid and ask. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the values of the Cash Constituent, the JPMorgan EMBI Core Index or the notes.

- **OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDICES IN A WAY THAT AFFECTS THEIR LEVELS** — JPMSL, one of our affiliates, acts as the index calculation agent and is responsible for calculating and maintaining the Indices and developing the guidelines and policies governing their composition and calculation. The rules governing the Indices may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute a Basket Constituent. Unlike other indices, the maintenance of the Indices is not governed by an independent committee. Although judgments, policies and determinations concerning the Indices are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.

  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the levels of the Indices and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the Basket Constituents in the Indices is not an investment recommendation by us or JPMSL of the Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents.

- **JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES** — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Constituents and the securities, commodities, commodity futures contracts and currencies underlying the Basket Constituents to which the notes are linked.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this amended and restated pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "— Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE COMMODITY FUTURES CONTRACTS AND COMMODITIES UNDERLYING SOME OF THE BASKET CONSTITUENTS ARE SUBJECT TO LEGAL AND REGULATORY REGIMES** — The commodity futures contracts and commodities that underlie two of the Basket Constituents, the iShares® S&P GSCI™ Commodity-Indexed Trust and the SPDR® Gold Trust, are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the levels of the Indices. Such regimes may result in the index calculation agent exercising its discretionary right to exclude or substitute Basket Constituents, which may, in turn, have an adverse effect on the levels of the Indices and any payments on the notes. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent as the final payment on the notes. Under these circumstances, no further Coupon Payments will be made. Please see "— We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs."

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents would have.

- **EITHER INDEX MAY NOT BE SUCCESSFUL, OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE BASKET CONSTITUENTS OR ACHIEVE ITS TARGET VOLATILITY** — The Indices follow a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Indices is based will be successful or that either Index will outperform any alternative strategy that might be employed in respect of the Basket Constituents. Furthermore, no assurance can be given that either Index will achieve its target volatility of 5%. The actual realized volatility of one or both Indices may be greater or less than 5%.

- **THE INDICES COMPRISE NOTIONAL ASSETS AND LIABILITIES** — The exposures to the Basket Constituents are purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the reference assets that compose the Indices.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE INDICES' MOMENTUM INVESTMENT STRATEGY** — The Indices employ a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Indices may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike.

- **THE INVESTMENT STRATEGY USED TO CONSTRUCT THE INDICES INVOLVES MONTHLY REBALANCING AND WEIGHTING CAPS THAT ARE APPLIED TO THE BASKET CONSTITUENTS** — The Basket Constituents are subject to monthly rebalancing and maximum weighting caps by asset type and on subsets of assets. By contrast, a synthetic portfolio that does not rebalance monthly and is not subject to any weighting caps in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Basket Constituents. Therefore, your return on the notes may be less than the return you could realize on an alternative investment that was not subject to rebalancing and weighting caps.

- **CHANGES IN THE VALUES OF THE BASKET CONSTITUENTS MAY OFFSET EACH OTHER** — Because the notes are linked to the Indices, which are linked to the performance of the Basket Constituents, which collectively represent a diverse range of asset classes and geographic regions, price movements between the Basket Constituents representing different asset classes or geographic regions may not correlate with each other. At a time when the value of a Basket Constituent representing a particular asset class or geographic region increases, the value of other Basket Constituents representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the levels of the Indices, increases in the values of some of the Basket Constituents may be moderated, or more than offset, by lesser increases or declines in the values of other Basket Constituents.

- **CORRELATION OF PERFORMANCES AMONG THE BASKET CONSTITUENTS MAY REDUCE PERFORMANCE OF THE NOTES** — Performances of the Basket Constituents may become highly correlated from time to time during the term of the notes, including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the Basket Constituents and that has a higher weighting in the Indices relative to any of the other sectors or asset types, as determined by the Indices' strategy. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type and which Basket Constituents have a substantial percentage weighting in the Indices could have an adverse effect on any payments on, and the value of, your notes.

- **THE INDICES MAY BE PARTIALLY INVESTED IN THE CASH CONSTITUENT** — The weight of the Cash Constituent at any given time represents the portion of the synthetic portfolio that is not notionally invested in any ETF Constituent at that time. While the weight of the Cash Constituent is normally limited by a weighting constraint of 50%, if any Basket Constituent is replaced with the Cash Constituent, the aggregate weight of the Cash Constituent would be allowed to exceed the 50% because a portion of such aggregate weight would be subject to the weighting constraints specific to the replaced Basket Constituent and not the weighting constraints specific to the Cash Constituent. See "The Basket Constituents Composing the Indices May Be Replaced by a Substitute ETF or Index" below.

- **THE INDICES HAVE LIMITED OPERATING HISTORIES AND MAY PERFORM IN UNANTICIPATED WAYS** — The Indices were established on May 30, 2012, and therefore have limited operating histories. Past performance should not be considered indicative of future performance.

- **HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDICES DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS** — The hypothetical back-tested performances of the Indices set forth under "Hypothetical Back-Tested Data and Historical Information" in this amended and restated pricing supplement were calculated on materially the same basis as the performances of the Indices are now calculated, but do not represent the actual historical performances of the Indices and have not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under "Hypothetical Back-Tested Data and Historical Information" in this amended and restated pricing supplement. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS, INCLUDING EMERGING MARKETS** — Some or all of the equity securities that are held by two of the Basket Constituents, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, have been issued by non-U.S. companies. In addition, the iShares® iBoxx $ Investment Grade Corporate Bond Fund and the iShares® iBoxx $ High Yield Corporate Bond Fund, which are also Basket Constituents, may include U.S. dollar-denominated bonds of foreign corporations.

Moreover, the bonds held by the iShares® JPMorgan USD Emerging Markets Bond Fund have been issued by 33 countries. Investments in the notes, which are linked in part to the economic stability and development of such countries, involve risks associated with investments in, or the securities markets in, those countries. The impact of any of these risks may enhance or offset some or all of any change resulting from another factor or factors. See "Risk Factors" in the accompanying product supplement for more information on these risks.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of some or all of the securities composing two of the thirteen Basket Constituents (the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund) (the "Component Securities") are converted into U.S. dollars for purposes of calculating the value of the relevant Basket Constituent, your notes will be exposed to currency exchange rate risk with respect to each of the relevant currencies. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the weight of the Component Securities denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the relevant Basket Constituents will be adversely affected and a Coupon Payment may be reduced.

- **THERE ARE RISKS ASSOCIATED WITH THE ETF CONSTITUENTS** — Although shares of the ETF Constituents are listed for trading on NYSE Arca, Inc. (the "NYSE Arca") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the ETF Constituents or that there will be liquidity in the trading market. The ETF Constituents are subject to management risk, which is the risk that the investment strategies of their investment advisers, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the ETF Constituents, and consequently, the value of the notes.

- **THERE ARE DIFFERENCES BETWEEN THE ETF CONSTITUENTS AND THEIR UNDERLYING INDICES** — The ETF Constituents do not fully replicate their respective underlying indices and may hold securities not included in their respective underlying indices, and their performances will reflect additional transaction costs and fees that are not included in the calculation of their underlying indices, all of which may lead to a lack of correlation between the ETF Constituents and their respective underlying indices. In addition, corporate actions with respect to the sample of securities (such as mergers and spin-offs) may impact the variance between the ETF Constituents and their respective underlying indices. Finally, because the shares of the ETF Constituents are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of any of the ETF Constituents may differ from the net asset value per share of such ETF Constituent.

- **THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH FIXED-INCOME SECURITIES, INCLUDING INTEREST RATE-RELATED RISKS** — Five of the Basket Constituents (the iShares® Barclays 20+ Year Treasury Bond Fund, the iShares® iBoxx $ Investment Grade Corporate Bond Fund, the iShares® iBoxx $ High Yield Corporate Bond Fund, the iShares® Emerging Markets Bond Fund and the iShares® Barclays TIPS Bond Fund, which we collectively refer to as the Bond ETFs) are bond ETFs that attempt to track the performance of indices composed of fixed income securities. Investing in the notes linked indirectly to these Basket Constituents differs significantly from investing directly in bonds to be held to maturity as the values of the Bond ETFs change, at times significantly, during each trading day based upon the current market prices of their underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds. The market prices of the bonds underlying each of the iShares® iBoxx $ Investment Grade Corporate Bond Fund and the iShares® iBoxx $ High Yield Corporate Bond Fund are determined by reference to the bid and ask quotations provided by 9 contributing banks, one of which is us. JPMS is also the sponsor of the JPMorgan EMBI Global Core Index, which is the index underlying the iShares® JPMorgan USD Emerging Markets Bond Fund. JPMS may, as a last resort, if there are no valid prices available for instruments included in the JPMorgan EMBI Global Core Index, price such instruments by asking JPMS traders to provide a market bid and ask.

In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Bond ETFs, is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations.

Interest rates are subject to volatility due to a variety of factors, including:

- sentiment regarding underlying strength in the U.S. economy and global economies;
- expectations regarding the level of price inflation;
- sentiment regarding credit quality in the U.S. and global credit markets;
- central bank policies regarding interest rates; and
- the performance of U.S. and foreign capital markets.

Recently, U.S. treasury notes have been trading near their historic high trading price. If the price of the U.S. treasury notes reverts to its historic mean or otherwise falls, as a result of a general increase in interest rates or perceptions of reduced credit quality of the U.S. government or otherwise, the value of the bonds underlying the iShares® Barclays 20+ Year Treasury Bond Fund will decline, which could have a negative impact on the performance of the Indices and the return on your notes.

In addition, for the iShares® Barclays TIPS Bond Fund, if inflation is low, the benefit received from the inflation-protected feature of the underlying bonds may not sufficiently compensate you for their reduced yield.

- **THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH HIGH-YIELD FIXED-INCOME SECURITIES, INCLUDING CREDIT RISK** — The prices of the underlying bonds are significantly influenced by the creditworthiness of the issuers of the bonds. The bonds underlying the Bond ETFs may have their credit ratings downgraded, including in the case of the bonds included in the iShares® iBoxx $ Investment Grade Corporate Bond Fund, a downgrade from investment grade to non-investment grade status, or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the underlying bonds may suffer significant and rapid price declines. These events may affect only a few or a large number of the underlying bonds. For example, during the recent credit crisis in the United States, credit spreads widened significantly as the market demanded very high yields on corporate bonds and, as a result, the prices of bonds dropped significantly. There can be no assurance that some or all of the factors that contributed to this credit crisis will not continue or return during the term of the notes, and, consequently, depress the price, perhaps significantly, of the securities that compose the Bond ETFs.

  Further, the iShares® iBoxx $ High Yield Corporate Bond Fund is designed to provide a representation of the U.S. dollar high yield corporate market and is therefore subject to high yield securities risk, being the risk that securities that are rated below investment grade (commonly known as "junk bonds," including those bonds rated at BB+ or lower by S&P or Fitch or Ba1 by Moody's) may be more volatile than higher-rated securities of similar maturity. High yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.

- **INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL NOTE INVESTMENTS** — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables that are specific to commodities markets. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional notes. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional notes. These and other factors may affect the values of the constituents included from time to time in the Indices, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.

- **HIGHER FUTURE PRICES OF THE COMMODITY FUTURES CONTRACTS CONSTITUTING THE iSHARES® S&P GSCI™ COMMODITY-INDEXED TRUST RELATIVE TO THEIR CURRENT PRICES MAY DECREASE THE AMOUNT PAYABLE AT MATURITY** — As the exchange-traded futures contracts that compose the iShares® S&P GSCI™ Commodity-Indexed Trust approach expiration, they are replaced by contracts that have a later expiration. If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." There can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the iShares® S&P GSCI™ Commodity-Indexed Trust. Moreover, certain commodities, such as gold, have historically traded in "contango" markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The presence of contango in the commodity markets could result in negative "roll yields," which could adversely affect the price of shares of the iShares® S&P GSCI™ Commodity-Indexed Trust and, therefore, the levels of the Indices and the value of your notes.

- **RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY WILL AFFECT THE VALUE OF YOUR NOTES** — The iShares® Dow Jones Real Estate Index Fund, one of the Basket Constituents composing the Indices, holds a variety of real estate-related securities. The following are some of the conditions that might impact the value of the securities held by the iShares® Dow Jones Real Estate Index Fund and the value of the iShares® Dow Jones Real Estate Index Fund, and accordingly, the levels of the Indices and the value of your notes:
  - a decline in the value of real estate properties;
  - increases in property and operating taxes;
  - increased competition or overbuilding;
  - a lack of available mortgage funds or other limits on accessing capital;
  - tenant bankruptcies and other credit problems;
  - changes in zoning laws and governmental regulations;
  - changes in interest rates; and
  - uninsured damages from floods, earthquakes or other natural disasters.

  The difficulties described above could cause an upturn or a downturn in the real estate industry generally or regionally and could cause the value of the securities held by the iShares® Dow Jones Real Estate Index Fund and thus the value of the iShares® Dow Jones Real Estate Index Fund to decline or remain flat during the term of the notes, which may adversely affect the levels of the Indices and the value of your notes.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The equity securities held by the iShares® Russell 2000 Index Fund and included in the Russell 2000® Index have been issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions. The stocks of small capitalization companies may be thinly traded and thus may be difficult for the iShares® Russell 2000 Index Fund to buy and sell.

- **THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES** — Because the Indices are linked in part to the performance of the price of gold, we expect that generally the market value of the notes will depend in part on the market price of gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

- **THE BASKET CONSTITUENTS COMPOSING THE INDICES MAY BE REPLACED BY A SUBSTITUTE ETF OR INDEX** — Following the occurrence of certain extraordinary events with respect to a Basket Constituent, the affected Basket Constituent may be replaced by a substitute ETF or index. If the index calculation agent determines in its discretion that no suitable substitute ETF or index is available for an affected Basket Constituent (other than the Cash Constituent), then the index calculation agent will replace such Basket Constituent with the Cash Constituent as its substitute. Under such circumstances, the aggregate weight of the Cash Constituent in the Indices may be greater than the maximum 50% weight limit allocated to the Cash Constituent because a portion of such aggregate weight would be subject to the separate maximum weight limit specific to the affected Basket Constituent. The substitution of a Basket Constituent may affect the performance of the Indices, and therefore, the return on the notes, as the replacement Basket Constituent may perform significantly better or worse than the affected Basket Constituent.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Index closing levels of the Indices on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the Indices and the Basket Constituents;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying some of the Basket Constituents;
  - the market price of gold and the market price of the physical commodities upon which the commodity futures contracts that compose some of the Basket Constituents are based;
  - interest and yield rates in the market generally;
  - foreign currency exchange rates;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **STANDARD & POOR'S DOWNGRADE OF THE U.S. GOVERNMENT'S CREDIT RATING, AND ANY FUTURE DOWNGRADES BY CREDIT RATING AGENCIES, MAY ADVERSELY AFFECT THE PERFORMANCE OF THE INDICES AND THE NOTES** — On August 6, 2011, Standard & Poor's Ratings Services ("Standard & Poor's"), downgraded the U.S. government's credit rating from AAA to AA+. Additionally, Standard & Poor's and Moody's Investor Services, Inc. have assigned a negative outlook on the U.S. government's credit rating, meaning that the agencies may downgrade the U.S. government's credit rating in the next year or two. The downgrade has increased and may continue to increase volatility in the global equity and credit markets, which may adversely affect the levels of the Non-Cash Constituents. Future downgrades by credit ratings agencies may also increase this volatility. These events may also increase short-term borrowing costs, including the 3-month LIBOR rate underlying the Cash Constituent , which will adversely affect the levels of the Indices. All of the above may adversely affect the performance of the Indices and the notes.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the PR Index?

The following table and examples illustrate the hypothetical payment at maturity for each note. The "return at maturity" as used in this amended and restated pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per note to your Principal Amount of $1,000. Each hypothetical payment at maturity set forth below assumes an Initial PR Index Level of 110 and reflects the Deduction Amount of $10.00 per note and the Stub Dividend Amount of $2.50 per note. Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index closing level of the PR Index on the Final Valuation Date	PR Index Return on the Final Valuation Date	Payment at Maturity	Return on the Principal Amount at Maturity
198.000	80.00%	$1,787.50	78.75%
187.000	70.00%	$1,687.50	68.75%
176.000	60.00%	$1,587.50	58.75%
165.000	50.00%	$1,487.50	48.75%
154.000	40.00%	$1,387.50	38.75%
143.000	30.00%	$1,287.50	28.75%
132.000	20.00%	$1,187.50	18.75%
121.000	10.00%	$1,087.50	8.75%
115.500	5.00%	$1,037.50	3.75%
112.750	2.50%	$1,012.50	1.25%
111.375	**1.25%**	**$1,000.00**	**0.00%**
111.100	1.00%	$997.50	-0.25%
110.000	**0.00%**	**$987.50**	**-1.25%**
99.000	-10.00%	$887.50	-11.25%
88.000	-20.00%	$787.50	-21.25%
77.000	-30.00%	$687.50	-31.25%
66.000	-40.00%	$587.50	-41.25%
55.000	-50.00%	$487.50	-51.25%
44.000	-60.00%	$387.50	-61.25%
33.000	-70.00%	$287.50	-71.25%
22.000	-80.00%	$187.50	-81.25%
11.000	-90.00%	$87.50	-91.25%
0.000	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a payment at maturity set forth in the table above is calculated.

Example 1: The level of the PR Index increases from the Initial PR Index Level of 110 to an Index closing level of 121 on the Final Valuation Date. Because the Index closing level of the PR Index on the Final Valuation Date of 121 is greater than the Initial PR Index Level of 110, the investor receives a payment at maturity of $1,087.50 per note, calculated as follows:

$$\$1,000 \times [1 + (121 - 110) / 110] - \$10 - \$2.50 = \$1,087.50$$

Example 2: The level of the PR Index increases from the Initial PR Index Level of 110 to an Index closing level of 111.10 on the Final Valuation Date. Even though the Index closing level of the PR Index on the Final Valuation Date of 111.10 is greater than the Initial PR Index Level of 110, because of the negative effects of the Deduction Amount and the Stub Dividend Amount, the investor receives a payment at maturity of only $997.50 per note, which is less than the initial investment, calculated as follows:

$$\$1,000 \times [1 + (111.10 - 110) / 110] - \$10 - \$2.50 = \$997.50$$

Example 3: The level of the PR Index decreases from the Initial PR Index Level of 110 to an Index closing level of 88 on the Final Valuation Date. Because the Index closing level of the PR Index on the Final Valuation Date of 88 is less than the Initial PR Index Level of 110, the investor receives a payment at maturity of $787.50 per note, calculated as follows:

$$\$1,000 \times [1 + (88 - 110) / 110] - \$10 - \$2.50 = \$787.50$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Calculation of a Single Monthly Coupon Payment, Assuming a Range of Performances for the Indices

The following table and examples illustrate the hypothetical monthly Coupon Payment with respect to a single Coupon Determination Date, based on a range of performances for the Indices. Each hypothetical Coupon Payment set forth below assumes an Initial PR Index Level of 110.

Each example below assumes a specific, hypothetical Index closing level of the PR Index with respect to the immediately preceding Index Determination Date, as well as a specific, hypothetical Monthly Dividend Rate with respect to the current Coupon Determination Date, and shows how those assumed values would affect the determination of the applicable Coupon Payment. Each hypothetical Coupon Payment set forth below is for illustrative purposes only and may not be the actual Coupon Payment payable on any Coupon Payment Date applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index closing level of the PR Index on the prior Coupon Determination Date	PR Index Return with respect to the prior Coupon Determination Date	Monthly Dividend Rate with respect to the current Coupon Determination Date	Coupon Payment on the following Coupon Payment Date
82.50	-25.00%	0.00%	$0.00
82.50	-25.00%	0.05%	$0.38
82.50	-25.00%	1.00%	$7.50
82.50	-25.00%	2.50%	$18.75
82.50	-25.00%	5.00%	$37.50
99.00	-10.00%	0.00%	$0.00
99.00	-10.00%	0.05%	$0.45
99.00	-10.00%	1.00%	$9.00
99.00	-10.00%	2.50%	$22.50
99.00	-10.00%	5.00%	$45.00
110.00	0.00%	0.00%	$0.00
110.00	0.00%	0.05%	$0.50
110.00	0.00%	1.00%	$10.00
110.00	0.00%	2.50%	$25.00
110.00	0.00%	5.00%	$50.00
121.00	10.00%	0.00%	$0.00
121.00	10.00%	0.05%	$0.55
121.00	10.00%	1.00%	$11.00
121.00	10.00%	2.50%	$27.50
121.00	10.00%	5.00%	$55.00
137.50	25.00%	0.00%	$0.00
137.50	25.00%	0.05%	$0.63
137.50	25.00%	1.00%	$12.50
137.50	25.00%	2.50%	$31.25
137.50	25.00%	5.00%	$62.50

Hypothetical Examples of Amounts Payable on a Single Coupon Determination Date

The following examples illustrate how a Coupon Payment set forth in the table above is calculated.

Example 1: The Index closing level of the PR Index increases from the Initial PR Index Level of 110 to an Index closing level of 121 on the immediately preceding Coupon Determination Date, and the Monthly Dividend Rate with respect to the current Coupon Determination Date is 0%. Because the PR Index Return with respect to the immediately preceding Coupon Determination Date was 10% and the Monthly Dividend Rate with respect to the current Coupon Determination Date is 0% (meaning that, with respect to the TR Index, no dividends have been reinvested between two monthly Coupon Determination Dates), the Coupon Payment on the following Coupon Payment Date will be equal to $0.00 for each note, calculated as follows:

$$\$1,000 \times (1 + 10\%) \times 0.00\% = \$0$$

Example 2: The Index closing level of the PR Index decreases from the Initial PR Index Level of 110 to an Index closing level of 82.50 on the immediately preceding Coupon Determination Date, and the Monthly Dividend Rate with respect to the current Coupon Determination Date is 2.50%. Because the PR Index Return with respect to the immediately preceding Coupon Determination Date was -25% and the Monthly Dividend Rate with respect to the current Coupon Determination Date is 2.50%, the Coupon Payment on the following Coupon Payment Date will be equal to $18.75 for each note, calculated as follows:

$$\$1,000 \times (1 + -25\%) \times 2.50\% = \$18.75$$

Example 3: The Index closing level of the PR Index is equal to the Initial PR Index Level of 110 on the immediately preceding Coupon Determination Date, and the Monthly Dividend Rate with respect to the current Coupon Determination Date is 1.00%. Because the PR Index Return with respect to the immediately preceding Coupon Determination Date was 0% and the Monthly Dividend Rate with respect to the current Coupon Determination Date is 1%, the Coupon Payment on the following Coupon Payment Date will be equal to $10.00 for each note, calculated as follows:

$$\$1,000 \times (1 + 0\%) \times 1.00\% = \$10.00$$

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

Calculation of the Monthly Dividend Rate, Assuming a Range of Performances for the Indices

The following table and examples illustrate the hypothetical Monthly Dividend Rate, based on a range of performances for the Indices. **Each hypothetical Monthly Dividend Rate set forth below assumes that the Index closing levels of the PR Index and the TR Index on the immediately preceding Coupon Determination were both 110.** Because the TR Index tracks the same Basket Constituents and employs the same methodology as the PR Index, except that the level of the TR Index reflects the reinvestment of any dividends payable on the ETF Constituents, the Monthly Index Return of the TR Index will be greater than or equal to the Monthly Index Return of the PR Index. The difference between the Monthly Index Return of the TR Index and the Monthly Index Return of the PR Index will reflect the additional return from any reinvested dividends.

Each example below assumes a set of specific, hypothetical Index closing levels of the PR Index and the TR Index as of the current Index Determination Date and shows how those assumed values would affect the determination of the applicable Monthly Dividend Rate. Each hypothetical Monthly Dividend Rate set forth below is for illustrative purposes only and may not be the actual Monthly Dividend Rate with respect to any Coupon Determination Date applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index closing level of the PR Index on the current Coupon Determination Date	Monthly Index Return of the PR Index with respect to the current Coupon Determination Date	Index closing level of the TR Index on the current Coupon Determination Date	Monthly Index Return of the TR Index with respect to the current Coupon Determination Date	Monthly Dividend Rate with respect to the current Coupon Determination Date
104.50	-5.00%	104.50	-5.00%	0.00%
104.50	-5.00%	104.56	-4.95%	0.05%
104.50	-5.00%	105.60	-4.00%	1.00%
104.50	-5.00%	107.25	-2.50%	2.50%
104.50	-5.00%	110.00	0.00%	5.00%
110.00	0.00%	110.00	0.00%	0.00%
110.00	0.00%	110.06	0.05%	0.05%
110.00	0.00%	111.10	1.00%	1.00%
110.00	0.00%	112.75	2.50%	2.50%
110.00	0.00%	115.50	5.00%	5.00%
115.50	5.00%	115.50	5.00%	0.00%
115.50	5.00%	115.56	5.05%	0.05%
115.50	5.00%	116.60	6.00%	1.00%
115.50	5.00%	118.25	7.50%	2.50%
115.50	5.00%	121.00	10.00%	5.00%

Hypothetical Examples of Amounts Payable on a Single Coupon Determination Date

The following examples illustrate how a Monthly Dividend Rate set forth in the table above is calculated.

Example 1: The Index closing level of the PR Index decreases from 110 on the immediately preceding Coupon Determination Date to 104.50 on the current Coupon Determination Date, and the Index closing level of the TR Index decreases from 110 on the immediately preceding Coupon Determination Date to 107.25 on the current Coupon Determination Date. Because the Index closing level of the PR Index decreases from 110 on the immediately preceding Coupon Determination Date to 104.50 on the current Coupon Determination Date, the Monthly Index Return of the PR Index with respect to the current Coupon Determination Date is -5%. Because the Index closing level of the TR Index decreases from 110 on the immediately preceding Coupon Determination Date to 107.25 on the current Coupon Determination Date, the Monthly Index Return of the TR Index with respect to the current Coupon Determination Date is -2.50%. Accordingly, the Monthly Dividend Rate with respect to the current Coupon Date is equal to 2.50%, calculated as follows:

$$(-2.50)\% - (-5.00)\% = 2.50\%$$

Example 2: The Index closing level of the PR Index on the current Coupon Determination Date is equal to the Index closing level on the immediately preceding Coupon Determination Date of 110, and the Index closing level of the TR Index increases from 110 on the immediately preceding Coupon Determination Date to 111.10 on the current Coupon Determination Date. Because the Index closing level of the PR Index on the current Coupon Determination Date is equal to the Index closing level on the immediately preceding Coupon Determination Date of 110, the Monthly Index Return of the PR Index with respect to the current Coupon Determination Date is 0%. Because the Index closing level of the TR Index increases from 110 on the immediately preceding Coupon Determination Date to 111.10 on the current Coupon Determination Date, the Monthly Index Return of the TR Index with respect to the current Coupon Determination Date is 1%. Accordingly, the Monthly Dividend Rate with respect to the current Coupon Date is equal to 1.00%, calculated as follows:

$$(1.00)\% - (0.00)\% = 1.00\%$$

Hypothetical Back-Tested Data and Historical Information

The following graphs set forth the hypothetical back-tested performance of the Indices based on the hypothetical back-tested weekly Index closing levels from January 8, 2010 through May 25, 2012 and the historical performance of the Indices based on the weekly Index closing levels from June 1, 2012 through June 15, 2012. The Indices were established on May 30, 2012. The Index closing level of the PR Index on June 19, 2012 was 108.32, and the Index closing level of the TR Index on June 19, 2012 was 113.98. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The hypothetical back-tested weekly Index closing levels from October 29, 2010 through May 25, 2012 were calculated using the actual weights of the Basket Constituents determined for purposes of calculating the level of the JPMorgan ETF Efficiente 5 Index. The JPMorgan ETF Efficiente 5 Index tracks the same Basket Constituents and uses the same methodology for determining the weights of the Basket Constituents as the Indices. The JPMorgan ETF Efficiente 5 Index was established on October 29, 2010. **Your notes are linked to the Indices and not to the JPMorgan ETF Efficiente 5 Index.**

The hypothetical back-tested and historical levels of the Indices should not be taken as an indication of future performance, and no assurance can be given as to the Index closing levels of the Indices on any Coupon Determination Date or the Final Valuation Date. We cannot give you assurance that the performance of the Indices will result in any Coupon Payments or the return of any of your initial investment. The data for the hypothetical back-tested performances of the Indices set forth in the following graph were calculated on materially the same basis on which the performances of the Indices are now calculated, but does not represent the actual historical performances of the Indices.





The hypothetical historical levels above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the charts above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this amended and restated pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

The Stub Dividend Amount

Stub Dividend Amount: For each note, the Stub Dividend Amount is $2.50 per note, determined as follows:

$$\text{Principal Amount} \times (1 + \text{PR Index Return}) \times \text{Stub Dividend Rate}$$

where the PR Index Return is determined with respect to the Stub Coupon Determination Date, *provided* that the Stub Dividend Amount may not be greater than $2.50 per note.

The first Coupon Payment will reflect the notional reinvestment in the TR Index of any dividends on the ETF Constituents with an ex-dividend date from but excluding the Stub Coupon Determination Date to and including the first Coupon Determination Date, even though the Stub Coupon Determination Date is before the pricing date. Because of the deduction of the Stub Dividend Amount from your payment at maturity, you should not expect to benefit on a net basis from the inclusion in the first Coupon Payment of any reinvested dividends with an ex-dividend date between the Stub Coupon Determination Date and the pricing date.

Stub Dividend Rate: The Stub Index Return of the TR Index *minus* the Stub Index Return of the PR Index

Stub Index Return: With respect to an Index:

$$\frac{\text{Index closing level on the pricing date} - \text{Index closing level on the Stub Coupon Determination Date}}{\text{Index closing level on the Stub Coupon Determination Date}}$$